UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§240.13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13-D

(Amendment No. 10)*

Alcatel Lucent

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

ISIN No. FR0000130007

(CUSIP Number of Class of Securities)

Copies to:

Riikka Tieaho Vice President, Corporate Legal Nokia Corporation Karaportti 3 FI-02610 Espoo Finland Tel. No.: +358 (0) 10-448-8000	Scott V. Simpson Michal Berkner Skadden, Arps, Slate, Meagher & Flom (UK) LLP 40 Bank Street London E14 5DS United Kingdom Tel. No.: +44 20-7519-7000

November 2, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 7)

Schedule 13D

CUSIP No. 013904305	Page 2 of 7

1	Names of reporting persons: Nokia Corporation I.R.S. Identification Nos. of Above Persons: Not Applicable
2	Check the appropriate box if a member of a group: (a) ☐ (b) ☐
3	SEC use only
4	Source of funds: OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or place of organization: Republic of Finland
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 3 656 255 645 (1)
	8	Shared voting power: 0
	9	Sole dispositive power: 3 656 255 645 (1)
	10	Shared dispositive power: 0
11	Aggregate amount beneficially owned by reporting person: 3 656 255 645 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares: ☐
13	Percent of class represented by amount in Row (11): 100% of the total outstanding shares and voting rights (2)
14	Type of reporting person: CO

(1)	Representing (i) 3 539 681 345 Alcatel Lucent Shares, (ii) 89 348 315 Alcatel Lucent Shares issuable upon conversion of the 89 348 315 of the 2019 OCEANEs held by Nokia at the current conversion ratio of one 2019 OCEANE to one Alcatel Lucent Share and (iii) 27 225 985 Alcatel Lucent Shares issuable upon conversion of the 27 225 985 of the 2020 OCEANEs held by Nokia at the current conversion ratio of one 2020 OCEANE to one Alcatel Lucent Share.
(2)	Based on the maximum number of 3 656 255 645 Alcatel Lucent Shares and voting rights (including Alcatel Lucent Shares and voting rights issuable upon conversion of OCEANEs held by Nokia) outstanding as of October 31, 2016.

This Amendment No. 10 is being filed by Nokia with respect to Alcatel Lucent Securities, and it hereby amends the statement of beneficial ownership on Schedule 13D originally filed on January 26, 2016, as amended on February 10, 2016, March 17, 2016, May 10, 2016, May 17, 2016, June 17, 2016, September 6, 2016, September 22, 2016, October 5, 2016 and October 26, 2016 (collectively with this Amendment No. 10, the “Schedule 13D”). Capitalized terms used herein and not defined have the meanings given to them in the Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 is hereby amended and supplemented by adding the following:

“On November 2, 2016, Nokia announced that it had acquired 56 675 006 Alcatel Lucent Shares, 6 739 391 of the 2019 OCEANEs, and 4 907 451 of the 2020 OCEANEs in the Public Buy-Out Offer.

In accordance with the notice published by the AMF on October 25, 2016, the Squeeze-Out occurred on November 2, 2016. In the Squeeze-Out, the Alcatel Lucent Shares and OCEANEs not tendered into the Public Buy-Out Offer were transferred to Nokia for the same consideration as the consideration of the Public Buy-Out Offer, i.e., EUR 3.50 per Alcatel Lucent Share, EUR 4.51 per 2019 OCEANE and EUR 4.50 per 2020 OCEANE, net of all costs.

The Alcatel Lucent Shares and OCEANEs were delisted from the regulated market of Euronext Paris on November 2, 2016. Euroclear France is expected to close the ISIN codes of the Alcatel Lucent Shares, 2019 OCEANEs, and 2020 OCEANEs, and the related members’ accounts at the end of the trading session on November 3, 2016, and is expected to send the position certifications (attestations de solde) to such members (financial intermediaries / custodians which hold Alcatel Lucent Securities in their books) from November 4, 2016.

In accordance with the AMF General Regulation, Société Générale Securities Services is in charge of the centralization of the Squeeze-Out. The funds relating to the indemnification of the Alcatel Lucent shareholders and holders of OCEANEs which would not have been paid following the Squeeze-Out will be kept by Société Générale Securities Services for a 10-year period following the Squeeze-Out. After this period, the funds not delivered will be transferred to the Caisse des Dépôts et Consignations for a 20-year additional period after which they will go to the benefit of the French State.”

Item 5.	Interest in Securities of the Issuer

Item 5(a) is hereby amended and restated in its entirety to read as follows:

“There were 3 656 255 645 Alcatel Lucent Shares and voting rights (including Alcatel Lucent Shares and voting rights issuable upon conversion of OCEANEs held by Nokia) outstanding as of October 31, 2016.

Nokia beneficially owns (i) 3 539 681 345 Alcatel Lucent Shares, (ii) 89 348 315 Alcatel Lucent Shares issuable upon conversion of the 89 348 315 of the 2019 OCEANEs held by Nokia at the current conversion ratio of one 2019 OCEANE to one Alcatel Lucent Share and (iii) 27 225 985 Alcatel Lucent Shares issuable upon conversion of the 27 225 985 of the 2020 OCEANEs held by Nokia at the current conversion ratio of one 2020 OCEANE to one Alcatel Lucent Share.

Nokia beneficially owns 100% of the Alcatel Lucent Shares (including Alcatel Lucent Shares issuable upon conversion of OCEANEs held by Nokia) representing 100% of the total outstanding theoretical voting rights in Alcatel Lucent (including Alcatel Lucent theoretical voting rights issuable upon conversion of OCEANEs held by Nokia).

In addition to the Alcatel Lucent Securities owned by Nokia, to the best of Nokia’s knowledge, none of the persons named in Schedule 1 hereto is the beneficial owners of any Alcatel Lucent Securities.”

Item 5(c) is hereby amended and supplemented by adding the following:

“Except as set forth above with regards to Nokia and below with regards to certain individuals named in Schedule 1, neither Nokia, nor, to the best of its knowledge, any of the persons named in Schedule 1, has effected any transaction in Alcatel Lucent Securities during the past sixty (60) days.

Transactions in Alcatel Lucent Securities by certain individuals named in Schedule 1 in the past sixty (60) days:

Name	Date	Number of Alcatel Lucent Shares	Price per Alcatel Lucent Share	Type of Transaction
Jean C. Monty	November 2, 2016	37 432	€3.50	Shares acquired by Nokia through the Squeeze-Out
Olivier Piou	November 2, 2016	36 622	€3.50	Shares acquired by Nokia through the Squeeze-Out”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NOKIA CORPORATION

By:	/s/ Riikka Tieaho
Name:	Riikka Tieaho
Title:	Vice President, Corporate Legal

By:	/s/ Kristian Pullola
Name:	Kristian Pullola
Title:	Senior Vice President, Corporate Controller

Schedule 1

DIRECTORS AND EXECUTIVE OFFICERS

OF

NOKIA CORPORATION

The following is a list of the executive officers and directors of Nokia Corporation (“Nokia”), setting forth the present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted for each such person. Unless otherwise indicated, the current business address of each person is Karaportti 3, FI-02610 Espoo, Finland. Capitalized terms used but not otherwise defined in this Schedule 1 have the meaning ascribed to them in the Amendment No. 10 to the Schedule 13D to which this Schedule 1 is attached.

Board of Directors of Nokia

Name	Present Position with Nokia or Other Principal Occupation or Employment	Business Address (if other than Nokia)	Country of Citizenship
Risto Siilasmaa	Chairman of the Board, Nokia		Finland
Olivier Piou	Vice Chairman of the Board, Nokia		France
Bruce Brown	Director, Nokia		United States
Louis R. Hughes	Director, Nokia		United States
Jean C. Monty	Director, Nokia		Canada
Elisabeth Nelson	Director, Nokia		United States
Carla Smits-Nusteling	Director, Nokia		Netherlands
Kari Stadigh	Director, Nokia Group Chief Executive Officer and President, Sampo plc	Fabianinkatu 27, 00100 Helsinki, Finland	Finland

Executive Officers of Nokia

Name	Present Position with Nokia	Country of Citizenship
Rajeev Suri	President and Chief Executive Officer	Singapore
Samih Elhage	President of Mobile Networks	Canada
Federico Guillén	President of Fixed Networks	Spain
Basil Alwan	President of IP/Optical Networks	United States
Bhaskar Gorti	President of Applications & Analytics	United States
Timo Ihamuotila	Chief Financial Officer	Finland
Hans-Jürgen Bill	Chief Human Resources Officer	Germany
Kathrin Buvac	Chief Strategy Officer	Germany
Ashish Chowdhary	Chief Customer Operations Officer	India
Barry French	Chief Marketing Officer	United States
Marc Rouanne	Chief Innovation & Operating Officer	France
Maria Varsellona	Chief Legal Officer	Italy

Exhibit Index

Exhibit No.	Description

1	Memorandum of Understanding, dated as of April 15, 2015, by and between Nokia Corporation and Alcatel Lucent S.A (incorporated herein by reference to Exhibit 2.1 Registration Statement on Form F-4 filed by Nokia (File No. 333-206365))

2	Amendment to the Memorandum of Understanding, dated as of October 28, 2015, by and between Nokia Corporation and Alcatel Lucent S.A. (incorporated herein by reference to Exhibit 2.2 Registration Statement on Form F-4 filed by Nokia (File No. 333-206365))

3	Exchange Offer/Prospectus, dated November 12, 2015 (incorporated herein by reference to the Registration Statement on Form F-4 filed by Nokia (File No: 333-206365))

4	Form of Letter of Transmittal for Certificated Alcatel Lucent ADSs (incorporated herein by reference to Exhibit 99.1 to the Registration Statement on Form F-4 filed by Nokia (File No. 333-206365))

5	Form of Letter of Transmittal for book-entry only Alcatel Lucent ADSs (incorporated herein by reference to Exhibit 99.2 to the Registration Statement on Form F-4 filed by Nokia (File No. 333-206365))

6	Notice of Guaranteed Delivery (Alcatel Lucent ADSs) (incorporated herein by reference to Exhibit 99.3 to the Registration Statement on Form F-4 filed by Nokia (File No. 333-206365))

7	Form of Letter of Transmittal for the Subsequent Offering Period (incorporated herein by reference to Exhibit (a)(1)(vi) of Amendment 13 to Schedule TO filed by Nokia on January 14, 2016)

8	Notice of Guaranteed Delivery for the Subsequent Offering Period (incorporated herein by reference to Exhibit (a)(1)(vii) of Amendment 13 to Schedule TO filed by Nokia on January 14, 2016)

9	Letter to Alcatel Lucent Security Holders (incorporated herein by reference to Exhibit (a)(1)(viii) of Amendment 13 to Schedule TO filed by Nokia on January 14, 2016)

10	Share Purchase Agreement, dated as of March 16, 2016, by and between JPMorgan Chase Bank N.A. and Nokia Corporation (1)

11	English translation of Nokia and Alcatel Lucent’s draft joint offer document (projet de note d’information conjointe) as filed with the AMF on September 6, 2016 (2)

12	English translation of Nokia and Alcatel Lucent’s joint offer document, published on September 20, 2016 (incorporated herein by reference to Exhibit 99.1 of the Form CB furnished by Nokia on September 22, 2016)

13	English translation of Nokia’s “other information” document, dated September 21, 2016 (incorporated herein by reference to Exhibit 99.2 of the Form CB furnished by Nokia on September 22, 2016)

14	English translation of Alcatel Lucent’s “other information” document, published on September 21, 2016 (incorporated herein by reference to Exhibit 99.3 of the Form CB furnished by Nokia on September 22, 2016)

(1)	Previously filed as an exhibit to Amendment 2 to the Schedule 13D.
(2)	Previously filed as an exhibit to Amendment 6 to the Schedule 13D.